Exhibit (a)(2)

THRESHOLD PHARMACEUTICALS, INC.

OPTION EXCHANGE PROGRAM

TENDER OFFER STATEMENT

“OFFER TO EXCHANGE”

Offer to exchange certain options issued under the 2004 Amended and Restated Equity Incentive Plan for an equal number of new options (the “Offer”)

The Offer and withdrawal rights expire at 5:00 p.m. pacific time on September 25, 2006,

unless this Offer is extended by Threshold Pharmaceuticals, Inc.

Offer. Threshold Pharmaceuticals, Inc. (referred to herein as “Threshold,” “we” or the “Company”) is offering eligible employees, consultants, executive officers and directors the opportunity to make a one-time election to cancel certain outstanding grants of stock options (the “Current Options”) under the Threshold Pharmaceuticals, Inc. 2004 Amended and Restated Equity Incentive Plan (the “Plan”) for an equal number of new unvested options (the “Replacement Options”) to be granted under the Plan after the date of cancellation of the Current Options. We are making this Offer upon the terms and subject to the conditions described in this Option Exchange Program Tender Offer Statement (this “Offer to Exchange”). We currently expect to grant the Replacement Options on or about September 27, 2006. Participation in the Offer is voluntary. You are not required to accept the Offer. To participate in the Offer, an Eligible Person (as defined below) must cancel all eligible unexercised options within a single option grant and must properly tender Current Options prior to 5:00 p.m. pacific time on September 25, 2006, unless we extend the period of time the Offer is open (the “Expiration Date”).

Eligible Persons. The Offer is open to all of Threshold’s existing employees, consultants, executive officers and directors as of August 25, 2006 (the “Eligible Persons”). To receive Replacement Options, a participant in the Offer must also be employed by or providing services to Threshold on the date the Replacement Options are granted.

Termination of Employment. Eligible Persons who terminate employment with, or services to, Threshold for any reason, whether voluntarily or involuntarily, prior to the Expiration Date, will automatically have their tender withdrawn and will not receive any Replacement Options in exchange for Current Options. Eligible Persons who terminate employment for any reason, whether voluntarily or involuntarily, after the Expiration Date and prior to the date on which Replacement Options are granted will not receive a grant of Replacement Options or any other consideration or payment for the cancellation of their Current Options.

Offering Period. Eligible Persons will be given at least twenty (20) U.S. business days during which to accept the Offer (the “Offering Period”). The Offering Period begins on August 25, 2006 and we currently expect it to end at 5:00 p.m. pacific time on September 25, 2006.

Current Options Eligible for Exchange. To be eligible for the Offer, Current Options must (1) be held by an Eligible Person and (2) have been granted after February 9, 2005.

Cancellation Date. If an Eligible Person properly tenders some or all of his or her eligible Current Options for exchange and we accept his or her tender, the Eligible Person’s tendered Current Options will be cancelled on or about the first business day following the Expiration Date (the “Cancellation Date”). The Offering Period is presently scheduled to expire on September 25, 2006, and we expect the Cancellation Date to be September 26, 2006.

Grant Date. The Replacement Options will be granted on a date after the Cancellation Date (the “Grant Date”). Assuming we do not extend the Expiration Date, we presently expect the Grant Date to be on or about September 27, 2006.

Number of Shares Subject to Replacement Options. The number of shares subject to a Replacement Option will be the same number of shares of common stock that an Eligible Person tendered pursuant to a Current Option. For example, if an Eligible Person exchanges a partially vested Current Option with respect to 1,000 shares of common stock, the Current Option will be replaced with an unvested Replacement Option to acquire 1,000 shares of common stock.

Exercise Price of Replacement Options. All Replacement Options will be granted with an exercise price equal to the closing sale price of our common stock on the Grant Date. There is no guarantee that the exercise price of the Replacement Options will be less than the exercise price of the Current Options.

Vesting of Replacement Options. Each Replacement Option will be entirely unvested on the Grant Date. Each Replacement Option will vest pro-rata on a monthly basis such that each Replacement Option will be fully vested on the same date as the Current Option would have become fully vested had it not been exchanged, subject to the Eligible Person’s continued service with the Company.

Example: Assume an Eligible Person tenders a partially vested Current Option to purchase 10,000 shares of Threshold common stock that, in accordance with its original vesting schedule, would have become fully vested on September 1, 2009. The Replacement Option will be entirely unvested on the Grant Date but will vest pro-rata on a monthly basis such that on September 1, 2009, all 10,000 shares subject to the Replacement Option will be vested, subject to the Eligible Person’s continued service with the Company.

Term of Replacement Options. Each Replacement Option will maintain the original term and expiration date of the Current Option which was cancelled in exchange for the Replacement Option. For example, if the Current Option had a ten year term and would have terminated on September 1, 2015, then the Replacement Option will also terminate on September 1, 2015.

Other Terms and Conditions of Replacement Options. Except as set forth herein, the Replacement Options will be governed by the terms and conditions of the Plan and the option agreement.

No Recommendation. Although our Board of Directors has approved the Offer, neither we nor our Board of Directors make any recommendation as to whether you should participate in the Offer. You must make your own decision. We cannot guarantee that the Replacement Options will have a lower exercise price than the Current Options.

Recent Trading Price. Our common stock is traded on the NASDAQ Global Market (formerly the “NASDAQ National Market”) under the symbol “THLD.” On August 24, 2006, the closing sales price of our common stock as reported by the NASDAQ Global Market was $1.89. We recommend that you obtain current market quotations for our common stock before deciding whether to tender your Current Options. See “The Offer,” Section 7.

How to Obtain More Information. You should direct questions about the Offer or requests for assistance to Threshold’s Chief Operating Officer, Michael S. Ostrach, via e-mail, at mostrach@thresholdpharm.com or by telephone at (650) 474-8200. Please note that a meeting will be held on Tuesday, August 29, 2006 at 10:00 a.m. pacific time at Threshold’s principal executive offices located at 1300 Seaport Boulevard, Redwood City, California 94063 to answer any outstanding questions you may have about the Offer or these materials.

This Offer is not conditioned upon a minimum aggregate number of options being tendered for exchange. This Offer is subject to certain terms and conditions set forth in this Offer to Exchange.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission or any state or non-U.S. securities commission nor has the U.S. Securities Exchange Commission or any state or non-U.S. securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Exchange. Any representation to the contrary is a criminal offense.

IMPORTANT

HOW TO TENDER YOU CURRENT OPTIONS

If you wish to tender your Current Options for exchange, you must complete and sign the letter of transmittal (as attached to this Offer to Exchange) in accordance with its instructions, and mail, fax or otherwise deliver it and any other required documents to us at Threshold Pharmaceuticals, Inc., 1300 Seaport Boulevard, Redwood City, California 94063, U.S.A. (attn: Chief Operating Officer), facsimile no. (650) 474-2529. Note that delivery by e-mail will not be accepted. We must receive all of the required documents in Redwood City, California by 5:00 p.m. pacific time on September 25, 2006, unless the Offer is extended. Late forms will not be accepted.

The decision to participate in the Offer is an individual one that should be based on a variety of factors, and you should consult with your own personal advisors if you have any questions about your legal, financial or tax situation.

We have not authorized any person to make any recommendation on our behalf as to whether you should participate in the Offer. You should rely only on the information contained in this document or other information to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information contained in this document or other information to which we have referred you. If any other person makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

Nothing in this document shall be construed to give any person the right to remain in the employ of Threshold or to affect the right of Threshold to terminate the employment or service of any person, at any time, with or without cause, to the extent permitted under applicable law. Nothing in this document should be considered as a contract or guarantee of wages, compensation or severance payments.

I. SUMMARY TERM SHEET

The following are answers to some of the questions you may have about the Option Exchange Program. We urge you to read carefully the Offer to Exchange because the information in this summary is not complete, and additional important information is contained in the Offer to Exchange. We have included section references to the Offer to Exchange where you can find a more complete description of the topics in this summary. We also urge you to review the information in our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly reports on Form 10-Q for 2006, copies of which are included with this Offer to Exchange, and the proxy statement distributed in connection with our Annual Stockholder Meeting held on May 25, 2006, as these documents contain important financial information and other relevant information about us. The proxy statement may be obtained without charge from us or from the Securities and Exchange Commission. See “The Offer: Section 16, Additional Information.”

1. What is the Option Exchange Program?

The Option Exchange Program (sometimes referred to herein as the “Offer”) is a voluntary program that offers eligible employees, consultants, executive officers and directors of Threshold the opportunity to make a one-time election to cancel certain outstanding stock options (the “Current Options”) under the Threshold Pharmaceuticals, Inc. 2004 Amended and Restated Equity Incentive Plan (the “Plan”) and exchange them for an equal number of new unvested stock options (the “Replacement Options”) at a new exercise price. The Replacement Options will have a new vesting schedule, thus requiring employees, consultants and executive officers to continue their employment with, or service to, us to realize any benefit from the Replacement Options. The period during which you may determine whether to accept our offer to participate in the program (the “Offering Period”) will open on August 25, 2006, and will close at 5:00 p.m. pacific time on September 25, 2006 (the “Expiration Date”), unless the Offering Period is extended. If you decide to participate in the Offer and your tender is accepted by us, your Current Options tendered for exchange will be cancelled on the first business day following the Expiration Date (the “Cancellation Date”). The Replacement Options will be granted on or about the date after the Cancellation Date (the “Grant Date”). Assuming we do not extend the Expiration Date, we currently expect the Grant Date to on or about September 27, 2006.

2. Why are We Implementing the Program?

Our Board of Directors approved this program to increase the motivational and retention value of our stock option program and to decrease the potentially dilutive effect of the large number of options held by employees, consultants, executive officers and directors that have exercise prices substantially above the current market price of our common stock. (See Section 3 of Part II of this Offer Exchange)

3. Do I Have to Participate in the Program?

No, the program is strictly voluntary. Eligible employees, consultants, executive officers and directors have a window of at least twenty (20) U.S. business days in which to decide whether to participate in the Offer. For purposes of this Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, eastern time. The Offering Period begins on August 25, 2006, and we currently anticipate that it will close at 5:00 p.m. pacific time on September 25, 2006.

4. Who is Eligible to Participate?

We are offering the Option Exchange Program to all of our existing employees, consultants, executive officers and directors who, as of the start of the Offering Period, hold eligible stock options, whether vested or unvested (“Eligible Persons”). (See Section 1 of Part II of this Offer to Exchange)

Additionally, an employee, consultant, executive officer or director who tenders his or her options for exchange will receive Replacement Options in exchange only if he or she is employed by us, or is providing service to us, on the date that the Replacement Options are granted.

5. What Securities Are We Offering to Exchange?

We are offering to exchange any outstanding, unexercised options to purchase shares of our common stock granted after February 9, 2005 under the Plan, whether vested or unvested, and held by Eligible Persons. (See Section 2 of Part II of this Offer to Exchange)

6. If I Elect to Participate, Must I Exchange All of My Eligible Outstanding Options?

No. Eligible Persons may elect to exchange, on a grant-by-grant basis, eligible options as they like. However, Eligible Persons may not partially tender an individual option grant. (See Section 2 of Part II of this Offer to Exchange)

7. May I Tender Options that I Have Already Exercised?

No. The Offer only pertains to unexercised, outstanding options and does not in any way apply to shares purchased, whether upon the exercise of options or otherwise. If you have exercised an option in its entirety, that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised a Current Option in part, the remaining unexercised portion of that option is outstanding and may be tendered for exchange pursuant to the Offer. (See Section 2 of Part II of this Offer to Exchange)

8. How Can I Find Out the Details of My Options that are Eligible for the Offer?

If you haven’t already, you will soon receive a personal stock option statement from Threshold detailing your outstanding options that are eligible for the Option Exchange Program.

9. What if I Quit or am Terminated Prior to the End of the Offering Period?

If you are not employed by, or providing services to, Threshold on the Expiration Date, you will not be an Eligible Person and, as a result, you will not be eligible to participate in the Offer. If you tender your Current Options prior to the effective date of your termination (but prior to the end of the Offering Period), your tender will be automatically withdrawn. You may exercise your Current Options in accordance with their terms to the extent they are vested. Since your tendered Current Options will automatically be withdrawn, you will not receive any Replacement Options in exchange for your Current Options.

10. What if I Quit or Am Terminated After the Expiration of the Offering Period but Prior to the Grant of the Replacement Options?

If, after the expiration of the Offering Period but prior to the grant of the Replacement Options, you cease to be an employee, consultant, executive officer or director of Threshold, you will not receive any Replacement Options or any other payment or consideration in exchange for your tendered Current Options that have been accepted for exchange and cancelled. This rule applies regardless of the reason for your termination of employment—i.e., whether it is a result of voluntary resignation, involuntary termination, retirement, death or disability. (See Section 6 of Part II of this Offer to Exchange)

11. What if I am on a Leave of Absence During the Offering Period or Any Time Prior to the Time That the Replacement Options Are Granted?

Employees, consultants, executive officers and directors who are on authorized leaves of absence will have the same opportunity to participate in the Offer as other employees, consultants, executive officers and directors. However, if you are on a leave at any point in the process, you will need to keep Threshold’s Chief Operating Officer, Michael S. Ostrach, informed as to how best to contact you (e.g., e-mail, U.S. mail) so that notices regarding the Offer will reach you in a timely fashion. Please note that if you elect to participate in the Offer and your employment or service to Threshold terminates at any time after the end of the Offering Period, but prior to the period of regrant, you will forfeit any options that you sought to exchange and you will not receive Replacement Options. Generally speaking, you will have the standard ninety (90) days following termination to exercise any vested options that you did not elect to exchange.

12. What if I Change My Country of Residence During the Offering Period or Prior to the Time That the Replacement Options Are Granted?

If, during the Offering Period, you change your place of residence to a country other than the United States, your tender will automatically be withdrawn if the Company determines that the application of local rules would prohibit or make impractical the grant of Replacement Options. In the event your tendered Current Options are automatically withdrawn, you will not receive any Replacement Options in exchange for your Current Options. (See Section 3 of Part II of this Offer to Exchange)

If, after the expiration of the Offering Period but prior to the grant of the Replacement Options, you change your place of residence to a country other than the United States, you may not have a right to any Replacement Options that would have been granted to you on the Grant Date and you will not have a right to any stock options that were previously cancelled. In some countries other than the United States, the application of local rules may prohibit or make impractical the grant of Replacement Options. The Company will determine, in its sole discretion, whether or not you reside in a non-U.S. jurisdiction where the application of local rules prohibit or make impractical the grant of Replacement Options. (See Section 6 of Part II of this Offer to Exchange)

13. How Many Replacement Options Will I Receive in Exchange for My Current Options?

The number of shares subject to a Replacement Option will be the same number of shares of common stock that you tendered pursuant to a Current Option. For example, if you exchange a partially vested Current Option with respect to 1,000 shares of common stock, the Current Option will be replaced with an unvested Replacement Option to acquire 1,000 shares of common stock. (See Section 2 of Part II of this Offer to Exchange)

14. What Happens if I Choose Not to Participate in the Offer?

If you choose not to tender any of your Current Options for exchange, your Current Options will remain outstanding and retain their current exercise prices and other current terms.

15. When Will I Receive My Replacement Options?

We will grant the Replacement Options after the date we cancel the Current Options accepted for exchange. If we cancel the tendered Current Options on September 26, 2006, which is the date we currently anticipate, we expect the Replacement Options will be granted on or about September 27, 2006. You must continue to be an Eligible Person of Threshold on the Grant Date to be eligible to receive the Replacement Options. (See Section 6 of Part II of this Offer to Exchange)

16. What Will the Exercise Price of the Replacement Options Be?

The Replacement Options will have an exercise price equal to the closing sales price of our common stock on the Grant Date. The Replacement Options may have a higher exercise price than some or all of your Current Options that are cancelled. (See Section 8 of Part II of this Offer to Exchange)

17. When Will the Replacement Options Vest?

Each Replacement Option will be entirely unvested on the Grant Date. Each Replacement Option will vest pro-rata on a monthly basis such that each Replacement Option will be fully vested on the same date as the Current Option would have become fully vested had it not been exchanged.

Example: Assume an Eligible Person tenders a vested Current Option to purchase 10,000 shares of Threshold common stock that, in accordance with the original vesting schedule of the option as in effect on August 25, 2006, would have become fully vested on September 1, 2009. The Replacement Option will be entirely unvested on the Grant Date and will vest pro-rata on a monthly basis such that on September 1, 2009, all 10,000 shares subject to the Replacement Option will become vested, subject to the Eligible Person’s continued service with the Company.

18. When Will the Replacement Options Expire?

The expiration date, or term, of an option is the length of time during which it may be exercised. Replacement Options will maintain their original term. For example, if you have a Current Option with a ten (10) year term that you elect to exchange and, at the time the Replacement Option is granted, one (1) year has passed since you received the original grant, the Replacement Option will have a term of nine (9) years. (See Section 8 of Part II) Of course, as is true for your Current Options, your Replacement Options can terminate earlier in certain circumstances. For example, if you terminate your employment for other than death or disability, your vested options typically expire after ninety (90) days if they are not exercised prior to that time.

19. Can I Change My Mind After I’ve Elected to Participate in the Offer and Keep My Current Options?

Although you may withdraw your tendered Current Option prior to the close of the Offering Period (see Question 25), once the Offering Period closes (which we currently anticipate will occur on September 25, 2006), your election to participate is irrevocable. (See Section 5 of Part II of this Offer to Exchange)

20. Why Can’t Threshold Just Grant Me More Options Without My Current Options Being Cancelled?

We strive to balance the need for a competitive compensation package for our employees, consultants, executive officers and directors with the interests of our stockholders. Because of the number of options that we have currently outstanding, a large grant of Replacement Options would be dilutive to our stockholders and could have a dilutive effect.

21. Will I Have to Pay Taxes if I Exchange My Current Options?

If you exchange your Current Options for Replacement Options, you will not be required under current U.S. law to recognize income for U.S. Federal income tax purposes at the time of the tender or upon our acceptance and cancellation of the Current Options. We believe that the exchange will be treated as a non-taxable exchange in the U.S. Further, at the Grant Date of the Replacement Options, we believe that you will not be required under current U.S. law to recognize income for U.S. Federal income tax purposes. (See Section 13 of Part II of this Offer to Exchange)

However, all Eligible Persons should consult with their own personal tax advisor regarding their personal situation before deciding whether to participate in the Option Exchange Program.

22. What Happens if Threshold Merges Into or Is Acquired By Another Company?

If we merge into or are acquired by another company prior to the end of the Offering Period, you may withdraw your tendered Current Options and retain all the rights afforded you to acquire our common stock under the existing option agreements evidencing those options. If a merger or similar agreement is effective after the grant of the Replacement Options, the Replacement Options will be subject to the change of control provisions under the Plan. The Plan provides that, in the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, all of the shares subject to each outstanding option shall become vested and exercisable, unless the acquiring company assumes or substitutes the outstanding option.

23. When Does the Offer Expire? Can the Offer Be Extended and, If So, How Will I Be Notified if It Is Extended?

We currently expect the Offering Period to expire on September 25, 2006, at 5:00 p.m., pacific time, unless we extend the Offering Period. Although we do not currently intend to do so, we may, in our sole discretion, extend the Offering Period at any time. If the Offering Period is extended, we will make an announcement of the extension no later than 9:00 a.m., pacific time, on the first business day immediately following the previously scheduled Expiration Date. If the Offering Period is extended, then the Cancellation Date for tendered Current Options accepted for exchange and the Grant Date of the Replacement Options will be delayed. (See Section 2 of Part II of this Offer to Exchange)

24. What Do I Need to Do If I Want to Participate In the Offer?

To participate in the Offer, you must properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We must receive all of the required documents at Threshold Pharmaceuticals, Inc., 1300 Seaport Boulevard, Redwood City, California 94063, U.S.A., (attn: Chief Operating Officer) by 5:00 p.m. pacific time on September 25, 2006. Absolutely no late forms will be accepted. (See Section 4 of Part II of this Offer to Exchange)

THE METHOD OF DELIVERY OF ALL DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING OPTION HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. SINCE THE LETTER OF TRANSMITTAL NEEDS TO BE DULY EXECUTED, ONLY FACSIMILE, MAIL OR HAND DELIVERY, BUT NOT E-MAIL, WILL BE CONSIDERED PROPER DELIVERY. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. THE REQUIRED DOCUMENTS MUST BE RECEIVED BY THE EXPIRATION DATE. A POSTMARK PRIOR TO THE EXPIRATION DATE WILL NOT ENSURE TIMELY DELIVERY.

We will strictly enforce the Offer Period. We reserve the right to reject any or all options tendered for exchange that we determine are not in appropriate form or that we determine, in our sole discretion, are unlawful to accept. Subject to our rights to extend, terminate, or amend the Offer, we currently expect that we will accept and subsequently cancel all options properly tendered for exchange.

25. Can I Change My Election (i.e., Withdraw Options That I’ve Previously Elected to Exchange)?

You can withdraw any options that you previously tendered for exchange at any time before 5:00 p.m. pacific time on September 25, 2006. If we extend the Offering Period beyond that time, you can withdraw your options elected for exchange at any time until the extended Expiration Date. (See Section 5 of Part II of this Offer to Exchange)

To withdraw options elected for exchange, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information. The notice of withdrawal must specify the name of the option holder who tendered the options to be withdrawn, the grant date, exercise price and total number of option shares subject to each option to be withdrawn. We must receive the notice of withdrawal at Threshold Pharmaceuticals, Inc., 1300 Seaport Boulevard, Redwood City, California 94063, U.S.A., (attn: Chief Operating Officer), before the Expiration Date. Once you have withdrawn options, you can re-elect to exchange eligible Current Options only by again following the delivery procedure described in Question 24 before the Expiration Date.

26. Who Should I Contact if I Have Additional Questions?

We will be conducting one or meetings with Eligible Persons to answer your questions about the Option Exchange Program and address your concerns. We will hold a meeting on Tuesday, August 29, 2006 at 10:00 a.m. Pacific time at Threshold’s principal executive offices located at 1300 Seaport Boulevard, Redwood City, California to explain the program in detail and to answer any questions. Additional meetings will be scheduled if needed.

Otherwise, please direct any questions or requests for additional copies of documents referred to in these materials to Threshold’s Chief Operating Officer, Michael S. Ostrach, by e-mail at mostrach@thresholdpharm.com or by telephone at (650) 474-8200. Please note, however, that nobody at Threshold, including Mr. Ostrach, can provide you with any advice regarding whether you should participate in the Option Exchange Program.

II. THE OFFER

1.	Eligible Persons.

Employees, consultants, executive officers and directors are “Eligible Persons” only if they: (i) are continuously employed by, or providing service to, Threshold on the date the Offering Period begins and ends; (ii) hold at least one eligible option on the date the Offering Period begins; and (iii) remain an employee, consultant, executive officer or director of Threshold through the Grant Date of the Replacement Options.

2.	Number of Options; Expiration Date.

Only options granted under the Plan after February 9, 2005 are eligible to be exchanged in the Option Exchange Program. Subject to the terms and conditions of this Offer to Exchange, we will exchange certain Current Options held by Eligible Persons under the Plan for unvested Replacement Options to purchase common stock under the Plan.

If you are eligible and choose to participate, you may elect to exchange, on a grant-by-grant basis, an entire option granted after February 9, 2005. You may not elect to exchange a portion of a Current Option for a Replacement Option. For example, if an Eligible Person holds a Current Option with respect to 1,000 shares of common stock that is eligible for exchange, the Current Option with respect to all 1,000 shares of common stock must be tendered for exchange. The Replacement Options will be issued under the Plan. The terms and conditions of a Replacement Option will be similar to the tendered option it replaces, except that the Replacement Option will have a new exercise price and vesting schedule (as described below).

The Replacement Options will be granted on or about the first business day after the Cancellation Date. Assuming we do not extend the Expiration Date, we presently expect the Grant Date of the Replacement Options to be on or about September 27, 2006.

The Offer is subject to the terms and conditions described in this Offer to Exchange. We will only accept tendered options that are properly exchanged and not validly withdrawn in accordance with Section 5 of this Offer to Exchange before the Offering Period expires on the Expiration Date.

Your participation in the Option Exchange Program is voluntary. If you properly tender your eligible vested or unvested Current Options and such tendered options are accepted for exchange, the tendered options will be cancelled and, subject to the terms of this Offer and your continued employment with or service to the Company, you will be entitled to receive unvested Replacement Options with respect to the same number of shares of common stock that you tendered pursuant to Current Options, subject to adjustments for any future stock splits, stock dividends and similar events, in accordance with the terms of the Plan. For example, if an Eligible Person exchanges a partially vested Current Option with respect to 1,000 shares of common stock, the Current Option will be replaced with an unvested Replacement Option to acquire 1,000 shares of common stock. The Replacement Options will be issued under the Plan. The terms and conditions of a Replacement Option will be similar to the tendered option it replaces, except that the Replacement Option will have a new exercise price and vesting schedule (as described below).

The term “Expiration Date” means 5:00 p.m. pacific time on September 25, 2006, unless and until we, in our discretion, extend the Offering Period, in which event the term “Expiration Date” refers to the latest time and date at which this Offer, as so extended, expires. See Section 14 below of this Offer to Exchange for a description of our rights to extend, delay, terminate and amend this Offer.

If we decide to take any of the following actions, we will notify you of such action in writing after the date of such action:

(a) we increase or decrease the amount of consideration offered for the options; or

(b) we increase or decrease the number of options eligible to be tendered for exchange in this Offer.

We will also notify you of any other material change in the information contained in the Offer to Exchange in the manner required by applicable law. For purposes of this Offer, a “business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, eastern time.

As of August 25, 2006, options to purchase an aggregate of 2,343,000 shares of our common stock were eligible for exchange under this Offer.

3.	Purpose of this Offer.

We granted the options outstanding under the Plan to motivate and reward our employees, consultants, executive officers and directors to encourage their continued contribution to the Company. As a result of the extreme volatility in our industry and a steep decline in our stock price in 2006, we have many stock options outstanding with exercise prices significantly higher than the current stock price. We believe these options are unlikely to be exercised in the foreseeable future and therefore are no longer effectively providing the motivation and retention that they were intended to provide. By making this Offer to exchange eligible Current Options for unvested Replacement Options that will have an exercise price equal to the closing sales price of our common stock on the Grant Date, we intend to provide Eligible Persons with the benefit of owning options that over time may have a greater potential to increase in value. In addition, we hope to create better performance incentives for Eligible Persons and thereby maximize stockholder value.

Although we anticipate that the Replacement Options will have a lower exercise price than the Current Options, we cannot guarantee that this will be the case.

If, after the expiration of the Offering Period but prior to the grant of the Replacement Options, you change your place of residence to a country other than the United States, you may not have a right to any Replacement Options that would have been granted to you on the Grant Date and you will not have a right to any stock options that were previously cancelled.

We may engage in transactions in the future that could significantly change our structure, ownership, organization or management or the make-up of our Board of Directors and that could significantly affect the price of our stock. If we engage in such a transaction or transactions prior to the date we grant the Replacement Options, our stock price could increase (or decrease) and the exercise price of the Replacement Options could be higher (or lower) than the exercise price of the Current Options you elect to have cancelled as part of this Offer. The exercise price of any Replacement Options granted to you in return for options you elect to exchange will be the closing sales price of our common stock on the Grant Date, as determined under the Plan. You will be at risk of any increase in our stock price during the period prior to the Grant Date for these and other reasons.

If we merge into or are acquired by another company prior to the Expiration Date, you may withdraw your tendered Current Options and retain all the rights afforded you to acquire our common stock under the existing option agreements evidencing those options.

Neither we nor our Board of Directors make any recommendation as to whether you should elect to exchange your options, nor have we authorized any person to make any such recommendation. We recommend that you evaluate carefully all of the information in this Offer to Exchange and consult your own legal, investment and tax advisors. You must make your own decision whether to elect to exchange your options.

4.	Procedures for Participating in the Offer.

Proper Tender of Options. To validly tender your options pursuant to this Offer, you must, in accordance with the terms of the letter of transmittal and the instructions attached thereto, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We must receive all of the required documents at Threshold Pharmaceuticals, Inc., 1300 Seaport Boulevard, Redwood City, California 94063, U.S.A. (attn: Chief Operating Officer) by 5:00 p.m. pacific time on September 25, 2006. Absolutely no late forms will be accepted.

If you do not submit your letter of transmittal to us by 5:00 p.m. pacific time on September 25, 2006, then you will not be allowed to participate in the option exchange, and all stock options currently held by you will remain intact at their original exercise price and with their terms and conditions as in effect on the first date of the Offering Period.

THE METHOD OF DELIVERY OF ALL DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING OPTION HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. SINCE THE LETTER OF TRANSMITTAL NEEDS TO BE DULY EXECUTED, ONLY FACSIMILE, MAIL OR HAND DELIVERY, BUT NOT E-MAIL, WILL BE CONSIDERED PROPER DELIVERY. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. THE REQUIRED DOCUMENTS MUST BE RECEIVED BY THE EXPIRATION DATE. A POSTMARK PRIOR TO THE EXPIRATION DATE WILL NOT ENSURE TIMELY DELIVERY.

Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), and acceptance of any documentation relating to the tender of options for exchange. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept or not timely made. We also reserve the right to waive any of the conditions of this Offer or any defect or irregularity in elections with respect to options. In the event we do waive a condition, we will waive the condition for all option holders. No election to exchange options will be deemed to have been properly made until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

Our Acceptance Constitutes an Agreement. Your election to tender options for exchange pursuant to the procedures described above constitutes your acceptance of the terms and conditions of this Offer and will be controlling, absolute and final, subject to your withdrawal rights under Section 5 below and our acceptance of your tendered options in accordance with Section 6 below. Our acceptance of the options that you elect to tender for exchange pursuant to this Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of this Offer to Exchange. Subject to our rights to extend, terminate and amend this Offer, we currently expect that we will accept promptly after the Expiration Date all properly tendered options that have not been validly withdrawn.

5.	Withdrawal Rights.

Once you have elected to exchange any or all of your eligible Current Options, you can only withdraw your tendered options in accordance with the provisions of this Section 5.

You can withdraw your tendered options at any time before 5:00 p.m. pacific time on September 25, 2006 (the “Expiration Date”). If the Expiration Date is extended by us beyond that time, you can withdraw your elected options at any time until the extended expiration of this Offer. Should we fail for any reason to accept your tendered options after the expiration of forty (40) Business Days from the August 25, 2006 commencement date of the Offer, you will have the right to withdraw all of your tendered options. (See Section 6 below)

If your employment with, or service to, us terminates prior to the Expiration Date, your tender will automatically be withdrawn. Since your tendered Current Options will automatically be withdrawn, you will not receive any Replacement Options in exchange for your Current Options. If this occurs, you may exercise the vested portion of any Current Options that you had tendered for exchange in accordance with their terms. The vested portion of your Current Options will generally be exercisable for three (3) months following your last day of employment or service.

To validly withdraw tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information, while you still have the right to withdraw the tendered options. The notice of withdrawal must be submitted to us at Threshold Pharmaceuticals, Inc., 1300 Seaport Boulevard, Redwood City, California 94063, U.S.A. (attn: Chief Operating Officer). Note that delivery by e-mail will not be accepted. The notice of withdrawal (as attached to this Offer to Exchange) must specify your name, the grant date, exercise price and total number of option shares subject to each option to be withdrawn. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder’s name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

You may not rescind any withdrawal (although you may re-elect to tender options previously withdrawn), and any options you withdraw will thereafter be deemed not properly tendered for purposes of the Offer, unless you properly re-tender those options before the Expiration Date by following the procedures described in Section 4 above.

Neither Threshold nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding. on all parties.

THE METHOD OF DELIVERY OF ALL DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING OPTION HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. SINCE THE NOTICE OF WITHDRAWAL NEEDS TO BE DULY EXECUTED, ONLY FACSIMILE, MAIL OR HAND DELIVERY, BUT NOT EMAIL, WILL BE CONSIDERED PROPER DELIVERY. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. THE REQUIRED DOCUMENTS MUST BE RECEIVED BY THE EXPIRATION DATE. A POSTMARK PRIOR TO THE EXPIRATION DATE WILL NOT ENSURE TIMELY DELIVERY.

6.	Acceptance of Options for Exchange and Issuance of Replacement Options.

Upon the terms and subject to the conditions of this Offer, and as promptly as practicable following the expiration of the Offering Period, we will accept for exchange and cancel options properly tendered for exchange and not validly withdrawn before the Expiration Date. Promptly after the expiration of the Offering Period, you will receive correspondence confirming that your options have been accepted for exchange and cancelled and summarizing your rights as a participant in the exchange program, including the number of shares of our common stock your Replacement Options will entitle you to purchase.

Replacement Options will be granted after the date we cancel the options accepted for exchange. We currently expect the Grant Date to be on or about September 27, 2006.

If you do not remain an employee, consultant, executive officer or director of Threshold from the date we cancel the options you surrendered for exchange through the date we grant the Replacement Options, you will not receive any Replacement Options and you will not receive any other consideration for your surrendered options, even if your surrendered options were fully vested.

Therefore, if you leave the employ of Threshold or cease to provide services to Threshold voluntarily, involuntarily, or for any other reason after the cancellation of the options you tendered for exchange and before your Replacement Options are granted, you will not have a right to any stock options that were previously cancelled and you will not have a right to the options that would have been granted on the replacement Grant Date. Also, if you change your place of residence to a country other than the United States after the cancellation of the options you tendered for exchange and before your Replacement Options are granted, you will not have a right to any stock options that were previously cancelled and you may not have a right to any Replacement Options that would have been granted on the Grant Date, depending on whether the application of local rules and regulations make the grant of Replacement Options impractical or unlawful.

For purposes of this Offer, we will be deemed to have accepted for exchange options that are validly tendered for exchange and not properly withdrawn, when we cancel such options. We will provide a notice to you following the cancellation of your validly tendered options. After the Grant Date of the Replacement Options, you will receive new option agreements for your Replacement Options.

7.	Price Range of Common Stock Underlying the Options.

Our common stock is quoted on the NASDAQ Global Market (formerly, the “NASDAQ National Market”) under the symbol “THLD”. The following table sets forth, for the periods indicated, the high and low sales prices for Threshold’s common stock as reported by the NASDAQ Global Market:

	High	Low
2006 Fiscal Year
Quarter Ending September 30, 2006 (through August 25, 2006)	$3.66	$1.42
Quarter Ended June 30, 3006	$16.98	$3.00
Quarter Ended March 31, 2006	$15.69	$12.80

2005 Fiscal Year
Quarter Ended December 31, 2005	$15.43	$8.77
Quarter Ended September 30, 2005	$14.09	$7.93
Quarter Ended June 30, 2005	$8.50	$5.40
Quarter Ended March 31, 2005( from February 4, 2005)	$7.50	$5.37

As of August 24, 2006, the closing sales price of our common stock, as reported by the NASDAQ Global Market, was $1.89 per share.

We recommend that you obtain current market quotations for our common stock before deciding whether to elect to tender your options for exchange.

8.	Source and Amount of Consideration; Terms of Replacement Options.

Consideration. We will issue Replacement Options, subject to applicable laws and regulations, to purchase common stock under the Plan in exchange for the eligible Current Options properly tendered and cancelled in the Offer by us, subject to the terms set forth in this Offer to Exchange.

If an Eligible Person exchanges either vested or unvested Current Options, the Current Options will be replaced with unvested Replacement Options to acquire the same number of shares of common stock tendered pursuant to such Current Options, subject to adjustments for any future stock splits, stock dividends and similar events, in accordance with the terms of the Plan.

The issuance of Replacement Options under this Offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits instead of stock options or any right of continued employment.

Terms of Replacement Options. As a condition to the issuance of the Replacement Options we will enter into new option agreements with each Eligible Person who has elected to exchange options in the Offer. The Replacement Options will be subject to the terms of the Plan and the option agreement. The terms of the Replacement Options are expected to be similar to the related Current Options cancelled in the exchange, except that (i) the Replacement Options will be granted on a date after the date the tendered options are cancelled, (ii) the exercise price of the Replacement Options will be the closing sales price of our common stock on the Grant Date and (iii) the Replacement Options will be entirely unvested on the Grant Date and subject to the vesting schedule described below. Threshold expects that an exercise price equal to the closing sales price of our common stock on the Grant Date will be less than the existing exercise price of the Current Options. However, there is no guarantee that the exercise price of the Replacement Options will be less than the exercise price of the Current Options.

Each Replacement Option will be entirely unvested on the Grant Date, regardless of the vesting status of a Current Option. Each

Replacement Option will vest pro-rata on a monthly basis measured from the Grant Date such that each Replacement Option will become fully vested on the same date the Current Option would have become fully vested had it not been exchanged. For example, assume an Eligible Person tenders a partially vested Current Option to purchase 10,000 shares of Threshold common stock that would have become fully vested on September 1, 2009. The Replacement Option will be entirely unvested on the Grant Date and will vest pro-rata on a monthly basis such that on September 1, 2009, all 10,000 shares subject to the Replacement Option will become vested, subject to the Eligible Person’s continued service with the Company.

Each Replacement Option will maintain the original term and expiration date of the Current Option which was cancelled in exchange for the Replacement Option. For example, if the Current Option had a ten (10) year term and would have terminated on September 1, 2015, then the Replacement Option will terminate on September 1, 2015.

The terms and conditions of your Current Options are set forth in the applicable stock option plan and the stock option agreement you entered into in connection with each grant. The description of the Replacement Options set forth herein is only a summary of some of the material provisions but is not complete. These descriptions are subject to, and qualified in their entirety by reference to, the actual provisions of the Plan. Information regarding the Plan may be found in the S-8 Registration Statement and related prospectus prepared by us in connection with the Plan. You can obtain a copy of the Plan and the related prospectus by submitting a request to Threshold’s Chief Operating Officer, Michael S. Ostrach, in writing at 1300 Seaport Boulevard, Redwood City, California 94063, by telephone at (650) 474-8200 or by e-mail at mostrach@thresholdpharm.com.

Exercise. You may exercise the vested portion of your Replacement Options at any time after the Grant Date but prior to the date the Replacement Option expires. Generally speaking, you will have ninety (90) days from the effective date of your termination of employment to exercise any vested portion of your Replacement Options, as set forth in the Plan and the stock option agreement related thereto. If your employment with Threshold terminates due to death or disability, generally speaking you (or your estate in the event of your death) will have one (1) year from the effective date of your termination due to death or disability to exercise any vested portion of your Replacement Options, as set forth in the Plan and the stock option agreement related thereto.

Payment of Exercise Price. You may exercise your options, in whole or in part, by following the procedures established by the Company’s designated broker with respect to the payment of the exercise price. The Board of Directors determines the acceptable form and method of payment for exercising an option. The permissible methods of payment of the option exercise price generally are the following:

•	cash, check or wire transfer;

•	consideration received by the Company under a procedure under which a licensed broker-dealer advances funds on behalf of an option holder or sells shares of Company common stock issuable upon exercise of an option;

•	tender of shares of Company common stock, which, if acquired from the Company, have been owned by the option holder for no less than six (6) months, having a fair market value on the date of exercise equal to the aggregate exercise price;

•	delivery in shares of Company common stock for the value of the net appreciation of such shares at the time of exercise over the exercise price;

•	cancellation of any debt owed by the Company to an option holder, including without limitation waiver of compensation due or accrued for services previously rendered; and

•	a combination of the foregoing methods.

Change of Control. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of our Company, all outstanding options under the Plan shall become vested and exercisable, unless the acquiring company assumes or substitutes the outstanding option.

Tax Consequences of Options. You should refer to Section 13 below for a discussion of U.S. federal tax consequences of accepting this Offer to tender certain Current Options in exchange for Replacement Options.

Registration of Option Shares. All shares of common stock issuable upon exercise of options under the Plan, including the shares that will be issuable upon exercise of all Replacement Options, have been registered under the U.S. Securities Act of 1933 on one or more registration statements on Form S-8 filed with the Securities and Exchange Commission. Subject to the Company’s Insider Trading Policy and unless you are considered an “affiliate” of Threshold Pharmaceuticals, Inc., you will be able to sell your option shares free of any transfer restrictions under applicable U.S. securities laws.

Important note: the statements in this Offer to Exchange concerning the Plan and the Replacement Options are merely summaries and are not complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of the Plan and form of stock option agreement under the Plan. Please contact Threshold’s Chief Operating Officer, Michael S. Ostrach, to receive a copy of the Plan, prospectus or form of stock option agreement.

9.	Information About Threshold Pharmaceuticals, Inc.

Business Overview

Threshold is a biotechnology company focused on the discovery and development of drugs based on Metabolic Targeting, an approach that targets fundamental differences in metabolism between normal and certain diseased cells. Two of Threshold’s product candidates reflect the Metabolic Targeting approach by targeting the increased uptake of glucose in cancer cells relative to most normal cells. These product candidates, glufosfamide and 2-deoxyglucose (“2DG”), share certain structural characteristics with glucose but act instead as poisons when taken up by a cancer cell. Threshold’s other product candidate, TH-302, and the compounds Threshold’s scientists are creating and testing in Threshold’s laboratories, reflect the Metabolic Targeting approach by targeting the decreased blood supply and oxygenation of most tumor tissues relative to normal tissue. These compounds are relatively non-toxic when oxygen is present, as in healthy tissues, but undergo a chemical conversion in the absence of normal levels of oxygen that converts them into toxic compounds that may kill cancer cells. This pipeline of drug candidates is designed to selectively target tumor cells, and Threshold believes that its drugs could be more efficacious and less toxic to healthy tissues than conventional drugs, and so provide significant improvement over current therapies.

Threshold’s initial clinical focus is on product candidates for the treatment of cancer. Threshold has three product candidates for which it has exclusive worldwide marketing rights:

•	Glufosfamide is Threshold’s lead product candidate for the potential treatment of cancer. Threshold initiated a pivotal Phase 3 clinical trial of glufosfamide for the second-line treatment of pancreatic cancer in September 2004. Threshold received a special protocol assessment from the United States Food and Drug Administration (“FDA”) for this trial, as well as Fast Track designation for this indication. In January 2006, Threshold initiated the Phase 2 stage of a study of glufosfamide plus gemcitabine for the first-line treatment of pancreatic cancer, after completing a Phase 1 dose-escalating study in patients with advanced solid tumors and pancreatic cancer. In July 2006, Threshold completed enrollment in this Phase 2 study and in August 2006, Threshold completed enrollment in the Phase 3 study. Threshold plans to initiate additional Phase 2 trials of glufosfamide in all, or a subset of, ovarian cancer, sarcoma and small cell lung cancer and expect to start one or more of these trials this year.

•	2-deoxyglucose, or 2DG, Threshold’s second product candidate for the potential treatment of cancer, is being evaluated in a Phase 1 clinical trial both as a single agent and combination therapy. This trial began in the first quarter of 2004 and Threshold expects to complete this trial next year.

•	TH-302 is in late-stage pre-clinical testing for the potential treatment of cancer. Threshold has promising in vivo data for TH-302 and a back-up compound and expect to file an investigational new drug application (“IND”) for one of these compounds by the middle of 2007.

Threshold is also working to discover novel drug candidates that will specifically target cancer cells and are actively seeking to in-license other promising compounds or programs.

Threshold is a development stage company incorporated in October 2001. Threshold has devoted substantially all of its resources to research and development of its product candidates. Threshold has not generated any revenue from the sale of its product candidates, and, prior to its initial public offering in February 2005, Threshold funded its operations through the private placement of equity securities. In February 2005, Threshold completed its initial public offering that raised net proceeds of $38.1 million, and in October 2005, Threshold completed an offering of common stock that raised net proceeds of $62.4 million. As of June 30, 2006, Threshold had cash, cash equivalents, and marketable securities of $76.2 million. Threshold’s net loss for the three months and six months ended June 30, 2006 was $15.5 million and $29.3 million, respectively and the cumulative net loss since Threshold’s inception through June 30, 2006 was $108.3 million.

In July 2006, Threshold announced it was discontinuing development of TH-070 for benign prostatic hyperplasia (“BPH”) based on safety and efficacy results of recently concluded Phase 2 and Phase 3 trials. In August, 2006, Threshold adopted a plan to reduce its operating expenses. The plan included eliminating 30 positions, or approximately a 36% reduction in staff affecting all areas of the Company and a reduction in certain external expenses. As a result of the staffing reduction, Threshold expects to pay severance benefits of approximately $1.2 million in the second half of 2006, and to incur other non cash expenses. Annual cash savings from the reduction in salary and benefit expenses are estimated to be approximately $4.0 million, beginning in 2007. Threshold also expects additional savings in certain non employee-related costs.

Threshold expects to continue to incur losses from operations in the future. During the second half of 2006, losses are expected to increase due to expenses associated with the discontinuation of our TH-070 program, the completion of our Phase 2 and Phase 3 glufosfamide trials and initiation of additional trials, and severance expenses.

Threshold expects expenses to decrease on an annual basis beginning in 2007 and that our cash, cash equivalents and marketable securities will be sufficient to fund its projected operating requirements through at least mid-2008, including completing Threshold’s current and planned clinical trials and conducting research and discovery efforts toward additional product candidates. Research and development expenses may fluctuate significantly from period to period as a result of the progress and results of Threshold’s clinical trials.

Threshold common stock is traded on The NASDAQ Global Market under the symbol “THLD.” Threshold’s website is located at www.thresholdpharm.com.

The financial information included in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, respectively, filed with the Securities and Exchange Commission, is incorporated herein by reference and copies of such documents are included with this Offer to Exchange.

Information concerning risk factors included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (under “Part II; Item 1A — Risk Factors”) is incorporated by reference herein. A copy of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 is included with this Offer to Exchange. In addition to these risk factors, you should carefully consider the risks described under Section 17 below when deciding whether or not to elect to tender your options pursuant to this Offer.

The Company did not record fixed charges as defined by Regulation S-K 229.503(d) for the year ended December 31, 2005 and for the quarters ended March 31, 2006 and June 30, 2006. The Company’s book value per share as of June 30, 2006 was $1.77. Book value per share is the value of our total stockholders’ equity divided by the number of our issued and outstanding common shares, net of shares held in treasury, which at June 30, 2006 amounted to 37,409,717.

For information regarding the accounting consequences of our Offer, see Section 11 below.

10.	Interests of Directors and Executive Officers: Transactions and Arrangements Concerning the Current Options and Our Common Stock.

A list of our executive officers and directors is set forth below. As of August 25, 2006, our executive officers and directors as a group (ten (10) persons) beneficially owned options outstanding under the Plan to purchase a total of 855,000 shares of our common stock, which represented approximately 34.4% of the shares subject to all options outstanding as of that date. Certain options held by our executive officers and directors ARE ELIGIBLE to be tendered in the Offer.

The following table sets forth (i) the beneficial ownership of each of our executive officers and directors of Current Options eligible for exchange as of August 25, 2006 and (ii) the stock and stock option transactions involving our executive officers and directors during the sixty (60) days prior to and including August 25, 2006:

	Number of Current Options Eligible for Exchange	Exercise Price	Percentage of Total Outstanding Stock Options*	Stock and Stock Option Transactions During the Sixty (60) Days Prior to August 25, 2006
Name				Option Exercised	Stock Purchases
Harold E. Selick, Ph.D.	150,000	$14.51	6.4%	—	—
	—	—	—	—	2,500
Total	150,000	—	6.4%	—	2,500
Alan B. Colowick, M.D., M.P.H.	150,000	$14.51	6.4%	—	—
	—	—	—	—	2,500
Total	150,000	—	6.4%	—	2,500
Michael S. Ostrach, J.D.	250,000	$12.45	10.7%	—	—
	50,000	$14.51	2.1%	—	—
Total	300,000	—	12.8%	—	—
Janet I. Swearson	75,000	$14.51	3.2%	—	—
	—	—	—	—	2,500
Total	75,000	—	3.2%	—	2,500
William A. Halter	15,000	$6.26	0.6%	—	—
	15,000	$4.13	0.6%	—	—
Total	30,000	—	1.3%	—	—
Wilfred E. Jaeger, M.D.	15,000	$6.26	0.6%	—	—
	15,000	$4.13	0.6%	—	—
Total:	30,000	—	1.3%	—	—
Bruce C. Cozadd	30,000	$14.93	1.3%	—	—
Total	30,000	—	1.3%	—	—
Patrick G. Enright	15,000	$6.26	0.6%	—	—
	15,000	$4.13	0.6%	—	—
Total	30,000	—	1.3%	—	—

	Number of Current Options Eligible for Exchange	Exercise Price	Percentage of Total Outstanding Stock Options*	Stock and Stock Option Transactions During the Sixty (60) Days Prior to August 25, 2006
Name				Option Exercised	Stock Purchases
George G.C. Parker, Ph.D.	15,000	$6.26	0.6%	—	—
	15,000	$4.13	0.6%	—	—
Total	30,000	—	1.3%	—	—
Michael F. Powell, Ph.D.	15,000	$6.26	0.6%	—	—
	15,000	$4.13	0.6%	—	—
Total	30,000	—	1.3%	—	—
Grand Total	855,000	—	36.6%	—	7,500

*	Based upon a total number of 2,343,000 Current Options eligible for exchange held by employees, consultants, executive officers and directors as of the close of business on August 25, 2006.

None of the executive officers or directors of Threshold Pharmaceuticals, Inc. have been party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The address and telephone number of each director and executive officer is: c/o Threshold Pharmaceuticals, Inc., 1300 Seaport Boulevard, Redwood City, California 94063. The telephone number at that location is (650) 474-8200.

Change of Control Severance Agreements

We have entered into change of control severance agreements with each of Dr. Selick, Dr. Colowick, Mr. Ostrach and Ms. Swearson. Each of these agreements provides that if such person’s employment is terminated by the Company without cause or is involuntarily terminated, then such person will be entitled to a severance payment consisting of 12 months base salary as in effect as of the date of termination. If such person’s employment is terminated without cause or involuntarily terminated within 18 months following a change of control, then such person will be entitled to the following severance benefits: 12 months base salary and any applicable allowances in effect as of the date of termination or, if greater, as in effect in the year in which the change of control occurs, immediate acceleration and vesting of all stock options granted prior to the change of control, the termination of our right to repurchase shares of restricted stock purchased prior to the change of control, extension of the exercise period for stock options granted prior to the change of control to two years following the date of termination and up to twelve (12) months of health benefits. Replacement Options will continue to be subject to the terms of these agreements.

11.	Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer.

Options we acquire pursuant to this Offer will be cancelled no later than the first business day following the Expiration Date, and the shares of common stock subject to those options will be returned to the pool of shares available for the grant of new awards and for issuance of shares upon the exercise of new awards under the Plan. To the extent such shares are not fully reserved for issuance upon exercise of the Replacement Options to be granted in connection with this Offer, the shares will be available for future awards to employees, consultants, executive officers, directors and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of the NASDAQ Stock Market or any other securities quotation system or stock exchange on which our common stock is then quoted or listed.

The Replacement Options will be subject to the accounting standards under FAS 123(R). The measurement date for the compensation expense associated with the Replacement Options will be the Grant Date. The compensation expense will be measured based on Threshold’s selected pricing model. The compensation expense will be recognized ratably over the vesting life of the Replacement Option.

Under the provisions of FAS 123(R), the Offer may be treated as a modification of the Current Options. If a modification results in incremental value being transferred from Threshold to the recipient of a Replacement Option, that incremental value represents additional compensation expense. Any additional compensation expense to be recognized would be calculated as: fair value of the modified award less the fair value of the original award at the modification date.

12.	Legal Matters; Regulatory Approvals.

We are not a party to any material legal proceedings relating to or affecting this Offer. We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our cancellation of Current Options and issuance of Replacement Options as contemplated by this Offer to Exchange. If any approval or other action by any government, or governmental, administrative or regulatory authority or agency, domestic or foreign, is required for the issuance of our options and a procedure for obtaining such approval is practically available, as contemplated herein, we presently contemplate that we will undertake commercially reasonable steps to obtain such approval or take such other action. We are unable to predict whether we may in the future determine that we are required to delay the acceptance of options or not accept options for exchange pending the outcome of any such action. We cannot be certain that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under this Offer to accept options tendered for exchange and to issue new options for options tendered for exchange is subject to conditions, including the conditions described in Schedule A, which is attached to this Offer to Exchange.

If we are prohibited by federal or state securities laws or regulations from granting Replacement Options after the date that we cancel the eligible Current Options accepted for exchange, we will either not grant any Replacement Options or delay the grant of Replacement Options, in our sole discretion. If any such prohibition arises, we will use reasonable efforts to effect the grant, but if the grant is prohibited we will not grant any Replacement Options or we will delay the grant. If the grant of Replacement Options is prohibited you will not receive any other consideration for the options that you tendered for exchange.

13.	Material U.S. Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the exchange of options under the Offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of this Offer to Exchange, all of which may change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders.

If you exchange Current Options for Replacement Options, you will not be required to recognize income for federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange.

At the Grant Date of the Replacement Options, you will not be required to recognize additional income for federal income tax purposes. The Replacement Options will be non-qualified stock options.

We recommend that you consult your own tax advisor with respect to the federal, state and local tax consequences of participating in this Offer.

U.S. Federal Income Tax Consequences of Non-qualified Stock Options. Under current law, you will not realize taxable income upon the grant of a non-incentive or non-qualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will be entitled to a deduction equal to the amount of compensation income taxable to you.

The subsequent sale of the shares acquired pursuant to the exercise of a non-qualified stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares, and these capital gains or losses will be treated as long term capital gains or losses if you held the shares for more than one year following exercise of the option.

14.	Extension of Offer; Termination; Amendment.

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether any event set forth in the attached Schedule A has occurred or is deemed by us to have occurred, to extend the period of time during which this Offer is open, and thereby delay the acceptance for exchange of any options, by giving oral or written notice of such extension, no later than 9:00 a.m. eastern time on the next business day after the expiration of the Offering Period, to the option holders eligible to participate in the exchange.

We also expressly reserve the right, in our judgment, prior to the Expiration Date, to terminate or amend the Offer and to postpone our acceptance and cancellation of any options elected for exchange upon the occurrence of any of the conditions specified in Schedule A by giving oral or written notice of such termination, amendment or postponement to the option holders eligible to participate in the exchange. In the event such termination or withdrawal of the Offer occurs prior to the Expiration Date, we will release the options tendered for exchange promptly after termination or withdrawal of the Offer and the options you previously tendered for exchange will continue to be subject to their terms as in effect on the first date of the Offering Period.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any event set forth in Schedule A has occurred or is deemed by us to have occurred, to amend this Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in this Offer to option holders or by decreasing or increasing the number of options being sought in this Offer.

Amendments to this Offer may be made at any time and from time to time. In the case of an extension of the offering period, the amendment must be issued no later than 9:00 a.m. eastern time on the next business day after the last previously scheduled or announced Expiration Date. Notice of any amendment to this Offer will be disseminated promptly to option holders in a manner reasonably designed to inform option holders of such change.

If we materially change the terms of this Offer or the information concerning this Offer, or if we waive a material condition of this Offer, we will extend this Offer for at least a minimum of five (5) business days after the date of such waiver or change. Except for a change in the consideration offered for the options or a change in the number of options eligible for exchange in this Offer, the amount of time by which we will extend this Offer following a material change in the terms of this Offer or information concerning this Offer will depend on the facts and circumstances, including the relative materiality of such terms or information. If we decide to take any of the following actions, we will notify you of such action in writing after the date of such notice:

(a) we increase or decrease the amount of consideration offered for the options; or

(b) we increase or decrease the number of options eligible to be elected for exchange in this Offer.

If this Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day from, and including, the date that notice of such increase or decrease is first sent or given in the manner specified in this Section 14, we will extend the Offer so that the Offer is open at least ten (10) business days following the sending or giving of notice.

15.	Fees and Expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting elections to exchange options in connection with the Offer.

16.	Additional Information.

We have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, of which this Offer to Exchange is a part. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that, in addition to this Offer to Exchange and the letter of transmittal, you review the following materials that we have filed with the Securities and Exchange Commission before making a decision on whether to elect to exchange your options:

(a) Threshold Pharmaceuticals, Inc’s Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 28, 2006 and a copy of which is included with this Offer to Exchange.

(b) Threshold Pharmaceuticals, Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, filed with the Securities and Exchange Commission on May 15, 2006 and August 10, 2006, respectively, and copies of which are included with this Offer to Exchange.

(c) Threshold Pharmaceuticals, Inc.’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 9, 2006, March 17, 2006, April 4, 2006, May 12, 2006, July 17, 2006 and August 9, 2006.

(d) Threshold Pharmaceuticals, Inc.’s Registration Statements on Form S-8 (File Nos. 333-126276 and 333-134598) (registering shares to be issued under the Amended and Restated 2004 Equity Incentive Plan), filed with the Securities and Exchange Commission on June 30, 2005 and May 31, 2006, respectively.

(e) The description of Threshold Pharmaceuticals, Inc.’s common stock, par value $0.001 per share, set forth in Threshold Pharmaceuticals, Inc.’s registration statements filed pursuant to Section 12 of the Securities Exchange Act of 1934, and any amendment or report filed for the purpose of updating such descriptions.

These filings, our other annual, quarterly and current reports, our proxy statements and our other Securities and Exchange Commission filings may be examined, and copies may be obtained, at the Securities and Exchange Commission’s public reference rooms at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at (800) SEC-0330.

Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s internet site at www.sec.gov.

Our common stock is quoted on the NASDAQ Global Market under the symbol “THLD” and our Securities and Exchange Commission filings can be read at the following NASDAQ address: NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.

We will also provide, without charge, to each person to whom a copy of this Offer to Exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Threshold Pharmaceuticals, Inc., Attention: Chief Operating Officer, 1300 Seaport Boulevard, Redwood City, California 94063, U.S.A or by calling us at (650) 474-8200 between the hours of 9:00 a.m. and 5:00 p.m. pacific time. The materials are also available on our website at www.thresholdpharm.com.

As you read the foregoing documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

The information contained in this Offer to Exchange about Threshold Pharmaceuticals, Inc. should be read together with the information contained in the documents to which we have referred you.

17.	Certain Risks of Participating in the Offer.

Participation in the Offer involves a number of potential risks, including those described below. This section briefly highlights only some of the risks and is necessarily incomplete. Eligible Persons should carefully consider these and other risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the Offer. In addition, we strongly urge you to read this Offer to Exchange carefully before deciding to participate in the Offer.

If our stock price increases after the commencement of the Offer to Exchange, your cancelled Current Options might have been worth more than the Replacement Options that you will receive in exchange for them.

For example, if you tender a vested Current Option with a $10.00 exercise price, and Threshold’s common stock appreciates to $12.00 per share when the unvested Replacement Options are granted, your unvested Replacement Option will have a higher exercise price than your vested Current Option.

If your employment terminates after we cancel options tendered for exchange but prior to the grant of the Replacement Options, you will receive neither the Replacement Options nor the return of your cancelled Current Options.

Once your Current Options are cancelled, you will no longer have any rights with respect to these options. Accordingly, if your employment terminates for any reason prior to the grant of the Replacement Options, you will not have the benefit of either the cancelled Current Options or the Replacement Options.

If your employment terminates after we grant Replacement Options, you will forfeit your Replacement Options that are unvested at the time of your termination.

For example, if you exchange a fully vested Current Option to receive an unvested Replacement Option, only one-half of which is vested at the time Threshold terminates your employment or service, you will forfeit the unvested portion (one-half) of your Replacement Option.

Business-Related Risks. The risk factors relating to Threshold’s business and prospects included under Item 1A of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 are incorporated herein by reference. A copy of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 is included with this Offer to Exchange.

18.	Miscellaneous.

This Offer to Exchange and our reports filed with the Securities and Exchange Commission referred to above may contain forward-looking statements. When used in this Offer to Exchange and our reports filed with the Securities and Exchange Commission or elsewhere by management from time to time, the words “believe,” “anticipate,” “intend,” “plan,” “estimate,” “expect,” and similar expressions are forward-looking statements. Such forward-looking statements are based on current expectations. Forward-looking statements made in this report include, for example, statements about:

•	the progress of our clinical programs, including estimated milestones;

•	estimates of future performance, capital requirements and needs for financing;

•	uncertainties associated with obtaining and enforcing patents and other intellectual property rights; and

•	uncertainties and estimates associated with restructuring plans.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors. Forward-looking statements reflect our view only as of the date of the report in which they are contained. You should also carefully consider the factors set forth in other reports or documents that we file from time to time with the Securities and Exchange Commission.

Many factors may cause actual results to differ materially from those expressed or implied by the forward-looking statements contained in this Offer to Exchange.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange or refrain from exchanging your options pursuant to this Offer. You should rely only on the information contained in this document, in the related letter of transmittal or other information to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with this Offer other than the information and representations contained in this document, in the related letter of transmittal or other information to which we have referred you. If any other person makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

Threshold Pharmaceuticals, Inc.

August 25, 2006

SCHEDULE A

CONDITIONS OF THIS OFFER

Notwithstanding any other provision of this Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend this Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case subject to certain limitations and our reasonable discretion, if at any time on or after August 25, 2006 and prior to the Expiration Date, any of the following events has occurred or has been determined by us to have occurred, regardless of the circumstances giving rise thereto:

(a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this Offer, the acquisition of some or all of the options elected for exchange pursuant to this Offer or the issuance of Replacement Options, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Threshold, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the Offer to us;

(b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or us, by any court or any authority, agency or tribunal that would or might directly or indirectly:

(i) make the acceptance for exchange of, or issuance of Replacement Options for, some or all of the options tendered for exchange illegal or otherwise restrict or prohibit consummation of this Offer;

(ii) delay or restrict our ability, or render us unable, to accept for exchange or issue Replacement Options for some or all of the options tendered for exchange; or

(iii) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Threshold, or otherwise materially impair in any way the contemplated future conduct of our business;

(c) there shall have occurred:

(i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(ii) the declaration of a banking moratorium or any suspension payments in respect of banks in the United States, whether or not mandatory;

(iii) the commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

(iv) the occurrence of an earthquake or other natural disaster;

(v) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that might affect, the extension of credit by banks or other lending institutions in the United States;

(vi) any decrease of greater than 50% of the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of Threshold Pharmaceuticals, Inc. or on the trading in our common stock;

(vii) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects that, in our reasonable judgment, makes it inadvisable to proceed with the Offer;

(viii) in the case of any of the foregoing existing at the time of the commencement of this Offer, a material acceleration or worsening thereof; or

(ix) any decline in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on August 25, 2006;

(d) there shall have occurred any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record more compensation expense than initially anticipated against our earnings in connection with this Offer; or

(e) the commencement a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal concerning Threshold, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

(i) any person, entity or group within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before September 25, 2006;

(ii) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before September 25, 2006 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

(iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of the assets or securities of us.

The conditions to this Offer are for our benefit. We may assert them in our sole discretion regardless of the circumstances giving rise to them prior to the expiration time. We may waive them, in whole or in part, at any time and from time to time prior to the Expiration Date, in our discretion, whether or not we waive any other condition to this Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights; provided, however, that our acceptance of options tendered for exchange pursuant to this Offer shall constitute a waiver of the occurrence of a condition specified above. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Schedule A will be final and binding upon all persons. Notwithstanding the foregoing, any act or omission to act by us cannot be a condition affecting the completion of the Offer. When a condition refers to an impairment of the benefits of the Offer to us, an impairment includes a decrease in our ability to incentivize employees, consultants, executive officers and directors to continue their service to us and a decrease in our ability to minimize potential dilution to our stockholders.